                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           Nautica Enterprises, Inc.
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                                (Name of Issuer)


                          Common Stock, $.10 Par Value
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                         (Title of Class of Securities)


                                   857304100
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                                 (CUSIP Number)


     Charles M. Modlin, Esq., 132 EAB Plaza, Uniondale, New York 11556-0132
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    12/1/95
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (9-88) 1 of 7

                                  SCHEDULE 13D

CUSIP NO. 857304100                                           PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harvey Sanders
    S.S. No. ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,343,220
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,600,330
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,343,220
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,177,670
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.88%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

                  This Schedule relates to shares of common stock, $.10 par value (the "Common stock"), of Nautica Enterprises, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 40 West 57th Street, New York, New York 10019.

Item 2.  Identity and Background.

                  (a) The name of the person filing this Schedule is Harvey Sanders.

                  (b) The business address of Mr. Sanders is 40 West 57th Street, New York, New York 10019.

                  (c) Mr. Sanders is Chairman of the Board, President and a director of the Company.

                  (d) Mr. Sanders has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Sanders has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Sanders is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.  Purpose of Transaction.

                  Mr. Sanders sold 250,000 shares of Common Stock of the Company in brokerage transactions between October 12, 1995 and November 1, 1995. See
Item 5(c) below.

                  Mr. Sanders has no current plan or proposal which relates to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in

                                                               Page 4 of 5 Pages

the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) any of the Company's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or registered national securities exchange, (viii) any of the Company's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, (ix) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person, (x) any other material change in the Company's business or corporate structure or similar to any of the enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) Mr. Sanders beneficially owns 2,177,670 shares of Common Stock; 159,450 of which he has the right to acquire pursuant to stock options and 675,000 shares of which are owned by the Harvey Sanders Grantor Retained Income Trust. These shares represent 10.88% of the outstanding shares of Common Stock of the Company.

                  (b) Mr. Sanders has sole power to vote 1,343,220 shares of Common Stock with respect to all matters, except that Mr. Sanders and Mr. Chu, Executive Vice President and a director of the Company, have agreed to vote all of their respective shares of Common Stock to ensure that Mr. Sanders and Mr. Chu, or their respective nominees, will be elected to the Board of Directors of the Company. Accordingly, Mr. Sanders has shared power to vote 1,600,330 shares for the above, 257,110 of which are beneficially owned by Mr. Chu.

                  (c) Mr. Sanders sold 250,000 shares of Common Stock of the Company between October 12, 1995 and November 1, 1995. Attached hereto and incorporated herein by reference is a schedule of such sales.

                  (d)      Not applicable.

                  (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Materials to be Filed as Exhibits.

                  Not applicable.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  December 15, 1995

                                                       /s/ Harvey Sanders
                                                  ------------------------------
                                                           Harvey Sanders

                         SCHEDULE TO AMENDMENT NO. 3 TO

                        SCHEDULE 13-D FOR HARVEY SANDERS

           TRANSACTION DATE              SHARES SOLD               PRICE/SHARE
           ----------------              -----------               -----------
               10/12/95                    25,000                    $35.250

               10/13/95                    10,000                     35.250

               10/13/95                     7,000                     35.00

               10/16/95                     2,500                     34.125

               10/16/95                     2,500                     34.125

               10/17/95                     7,250                     34.125

               10/17/95                    48,750                     33.750

               10/17/95                     2,000                     34.000

               10/18/95                     2,500                     33.875

               10/19/95                     1,250                     34.125

               10/23/95                     2,000                     33.500

               10/24/95                    31,000                     33.500

               10/24/95                     1,500                     33.750

               10/31/95                    15,000                     33.875

               10/31/95                     9,250                     33.750

               10/31/95                    15,000                     33.625

               10/31/95                     5,000                     33.500

               10/31/95                    12,500                     34.000

               11/01/95                     5,000                     35.500

               11/01/95                     5,000                     35.375

               11/01/95                    13,000                     34.750

               11/01/95                    20,000                     34.500

               11/01/95                     7,000                     34.250